FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes             No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          an announcement regarding resolutions passed at 2019 annual general meeting of Huaneng Power International, Inc. (the "Registrant"); and

2.          a list of directors and their role and function made the Registrant;

Each made by the Registrant on June 17, 2020.

Document 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTIONS PASSED AT 2019 ANNUAL GENERAL MEETING
CHANGES IN MEMBERS OF THE BOARD OF DIRECTORS
AND SUPERVISORY COMMITTEE
AND
2019 FINAL DIVIDEND

The Board is pleased to announce that all resolutions set out in the Notice were duly passed by the shareholders at the AGM held on 16 June 2020.

Reference is made to the notice of meeting of 2019 annual general meeting (the “AGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 29 April 2020 (the “Notice”). Unless otherwise stated, capitalised terms used herein shall have the same meanings as those used in the Notice.

The Board is pleased to announce that the AGM was held at the Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC at 9:00 a.m. on 16 June 2020 and the resolutions set out in the Notice were duly passed by poll by the attending Shareholders and authorised proxies carrying voting rights.

The convening of the Meeting was in compliance with the Company Law of the PRC, the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. After election by more than one half of the Directors, Mr. Zhao Keyu (Chairman) presided over the Meeting as the chairman of the Meeting.

Four out of 12 directors of the Company attended the Meeting. Wang Yongxiang (Director), Mi Dabin (Director), Guo Hongbo (Director), Cheng Heng (Director), Lin Chong (Director), Yue Heng (independent non-executive Director), Liu Jizhen (independent non-executive Director), Zhang Xianzhi (independent non-executive Director) were unable to attend the Meeting due to other work reasons; One out of 6 of the Supervisors of the Company attended the Meeting; Ye Xiangdong

(Chairman of the Supervisory Committee), Mu Xuan (Vice Chairman of the Supervisory Committee), Zhang Mengjiao (Supervisor), Gu Jianguo (Supervisor) and Zhang Xiancheng (Supervisor) were unable to attend the Meeting due to other work reasons; The Company Secretary Huang Chaoquan and other relevant senior management of the Company attended the Meeting.

ATTENDANCE AT THE AGM

As at the record date (i.e. 16 June 2020), there were totally 15,698,093,359 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Details of the shareholders and their proxies who attended the AGM which are set out below:

1. Number of Shareholders and proxies who attended the Meeting (person(s))	36
Of which: A Shares	30
H Shares	6
2. Total number of Shares carrying voting rights held by Shareholders who attended the Meeting (Share)	10,037,095,111
Of which: A Shares	8,686,808,706
H Shares	1,350,286,405
3. Percentage of the total number of Shares held by Shareholders and proxies who attended the Meeting relative to the total number of Shares carrying voting rights of the Company (%)	63.938307%
Of which: A Shares (%)	55.336712%
H Shares (%)	8.601595%

According to the Hong Kong Listing Rules, no shareholder was required to abstain from voting in connection with the proposals considered at the Meeting. The Company was not aware of any parties indicating their intention to vote against any of the resolutions proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

CONSIDERATION OF THE RESOLUTIONS AT THE AGM

As considered by Shareholders and their respective proxies attending the AGM, relevant resolutions were voted by way of a combination of on-site voting and online voting. The voting results of the AGM are set out as follows:

Ordinary Resolutions		Type of votes	For		Against		Abstain		Whether or not passed
			Number	%	Number	%	Number	%
1.	To consider and approve the proposal regarding the working report from the Board of Directors of the Company for 2019	A Shareholders	8,686,673,772	99.998447	131,900	0.001518	3,034	0.000035	Passed
		H Shareholders	1,345,855,605	99.939198	587,480	0.043625	231,320	0.017177
		All Shareholders	10,032,529,377	99.990494	719,380	0.007170	234,354	0.002336
2.	To consider and approve the proposal regarding the working report from the Supervisory Committee of the Company for 2019	A Shareholders	8,686,673,772	99.998447	131,900	0.001518	3,034	0.000035	Passed
		H Shareholders	1,345,838,325	99.937915	596,040	0.044260	240,040	0.017825
		All Shareholders	10,032,512,097	99.990322	727,940	0.007255	243,074	0.002423
3.	To consider and approve the audited financial statements of the Company for 2019	A Shareholders	8,686,673,772	99.998447	131,900	0.001518	3,034	0.000035	Passed
		H Shareholders	1,345,715,485	99.928793	571,440	0.042434	387,480	0.028773
		All Shareholders	10,032,389,257	99.989098	703,340	0.007010	390,514	0.003892
4.	To consider and approve the profit distribution plan of the Company for 2019	A Shareholders	8,686,676,806	99.998482	131,900	0.001518	0	0.000000	Passed
		H Shareholders	1,349,102,165	99.912297	750,840	0.055606	433,400	0.032097
		All Shareholders	10,035,778,971	99.986887	882,740	0.008795	433,400	0.004318
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2020	A Shareholders	8,686,680,406	99.998523	128,300	0.001477	0	0.000000	Passed
		H Shareholders	1,348,374,459	99.858404	1,536,026	0.113756	375,920	0.027840
		All Shareholders	10,035,054,865	99.979673	1,664,326	0.016582	375,920	0.003745
Special Resolutions		Type of votes	For		Against		Abstain		Whether or not passed
			Number	%	Number	%	Number	%
6.	Proposals regarding the issue of short-term debentures, super short term debentures and debt financing instruments (by way of non- public placement) by the Company
6.01	To consider and approve the proposal regarding the issue of short-term debentures by the Company	A Shareholders	8,683,209,196	99.958563	3,599,510	0.041437	0	0.000000	Passed
		H Shareholders	1,276,813,203	94.558695	73,092,722	5.413127	380,480	0.028178
		All Shareholders	9,960,022,399	99.232121	76,692,232	0.764088	380,480	0.003791
6.02	To consider and approve the proposal regarding the issue of super short-term debentures by the Company	A Shareholders	8,683,209,196	99.958563	3,599,510	0.041437	0	0.000000	Passed
		H Shareholders	1,276,749,123	94.553949	73,130,122	5.415897	407,160	0.030154
		All Shareholders	9,959,958,319	99.231483	76,729,632	0.764460	407,160	0.004057
6.03	To consider and approve the proposal regarding the issue of debenture financing instruments (by way of non-public placement)	A Shareholders	8,683,209,196	99.958563	3,599,510	0.041437	0	0.000000	Passed
		H Shareholders	1,276,518,883	94.536898	73,293,562	5.428001	473,960	0.035101
		All Shareholders	9,959,728,079	99.229189	76,893,072	0.766089	473,960	0.004722
7.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments	A Shareholders	8,683,209,196	99.958563	3,599,510	0.041437	0	0.000000	Passed
		H Shareholders	1,276,892,043	94.564534	72,940,762	5.401873	453,600	0.033593
		All Shareholders	9,960,101,239	99.232907	76,540,272	0.762574	453,600	0.004519

Special Resolutions		Type of votes	For		Against		Abstain		Whether or not passed
			Number	%	Number	%	Number	%
8.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign listed shares	A Shareholders	8,650,799,947	99.585478	36,008,759	0.414522	0	0.000000	Passed
		H Shareholders	839,702,325	62.186979	509,873,440	37.760392	710,640	0.052629
		All Shareholders	9,490,502,272	94.554273	545,882,199	5.438647	710,640	0.007080
Ordinary Resolution		Type of votes	For		Against		Abstain		Whether or not passed
			Number	%	Number	%	Number	%
9.	To consider and approve the proposal regarding the provision of guarantee by Shandong Company to its subsidiary	A Shareholders	8,683,209,196	99.958563	3,599,510	0.041437	0	0.000000	Passed
		H Shareholders	1,276,983,083	94.571276	72,687,802	5.383140	615,520	0.045584
		All Shareholders	9,960,192,279	99.233814	76,287,312	0.760054	615,520	0.006132
Ordinary Resolutions (by way of cumulative voting)			Number of votes and the proportion of the effective voting rights at the Meeting (%)						Whether or not passed
10.		To consider and approve the proposals regarding the election of Directors (excluding Independent Non-executive Directors)
10.01		To elect Mr. ZHAO Keyu as the Executive Director		9,974,144,255			99.372818		Passed
10.02		To elect Mr. ZHAO Ping as the Executive Director		9,985,726,627			99.488214		Passed
10.03		To elect Mr. HUANG Jian as the Non-executive Director		9,978,096,588			99.412195		Passed
10.04		To elect Mr. WANG Kui as the Non-executive Director		9,978,096,588			99.412195		Passed
10.05		To elect Mr. LU Fei as the Non-executive Director		9,978,096,588			99.412195		Passed
10.06		To elect Mr. TENG Yu as the Non-executive Director		9,978,096,587			99.412195		Passed
10.07		To elect Mr. MI Dabin as the Non-executive Director		9,967,874,461			99.310352		Passed
10.08		To elect Mr. CHENG Heng as the Non-executive Director		9,975,014,587			99.381489		Passed
10.09		To elect Mr. GUO Hongbo as the Non-executive Director		9,308,163,475			92.737624		Passed
10.10		To elect Mr. LIN Chong as the Non-executive Director		9,964,723,155			99.278955		Passed
11.		To consider and approve the proposals regarding the election of Independent Non- executive Directors
11.01		To elect Mr. XU Mengzhou as the Independent Non-Executive Director		9,995,762,612			99.588203		Passed
11.02		To elect Mr. LIU Jizhen as the Independent Non-Executive Director		9,712,435,078			96.765398		Passed
11.03		To elect Mr. XU Haifeng as the Independent Non-Executive Director		10,003,222,738			99.662528		Passed
11.04		To elect Mr. ZHANG Xianzhi as the Independent Non-Executive Director		9,995,762,612			99.588203		Passed
11.05		To elect Mr. XIA Qing as the Independent Non-Executive Director		10,003,488,943			99.665180		Passed
12.		To consider and approve the proposals regarding the election of Supervisors
12.01		To elect Mr. LI Shuqing as the Supervisor		9,999,689,347			99.627325		Passed
12.02		To elect Mr. MU Xuan as the Supervisor		9,964,945,832			99.281174		Passed
12.03		To elect Mr. YE Cai as the Supervisor		9,999,689,346			99.627325		Passed
12.04		To elect Mr. GU Jianquo as the Supervisor		10,003,299,812			99.663296		Passed

In accordance with the relevant provisions of the Company Law and the Articles of Association of the Company, resolutions numbered 1 to 5 (inclusive) and resolution numbered 9 are ordinary resolutions and were passed by more than 50% of the total number of shares carrying voting rights held by those who attended the AGM in person or by proxies.

In accordance with the relevant provisions of the Company Law and the Articles of Association of the Company, resolutions numbered 6 to 8 (inclusive) are special resolutions and were passed by two- thirds or more of the total number of shares carrying voting rights held by those who attended the AGM in person or by proxies.

Cumulative voting system was applicable to the resolutions numbered 10 to 12 (inclusive). A candidate for Director or Supervisor is elected when the number of votes in favor obtained by such candidate exceeds half of the total number of shares with voting rights held by the Shareholders attending the AGM.

SCRUTINEER

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the AGM for the purpose of vote-takings.

WITNESS OF LAWYERS

The AGM was attended and witnessed by Mr. Bian Hao and Ms. Shi Jinning, lawyers from Haiwen & Partners, had issued the legal opinion. The witnessing lawyers were of the opinion that: the convening and holding procedures of the AGM of the Company, the eligibility of the persons attending the AGM and the voting procedures for the AGM were in compliance with the stipulations of the relevant laws and the Articles of Association, and that the Meeting was lawful and valid.

CHANGES IN MEMBERS OF THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE

Pursuant to the First Meeting of the Tenth Session of the Board of the Directors of the Company convened on 16 June 2020, commencing on 16 June 2020:

(1)	Mr. Zhao Keyu and Mr. Zhao Ping have been elected or re-elected as the executive Directors of the Tenth Session of the Board of Directors of the Company;

(2)
Mr. Huang Jian, Mr. Wang Kui, Mr. Lu Fei, Mr. Teng Yu, Mr. Mi Dabin, Mr. Cheng Heng, Mr. Guo Hongbo and Mr. Lin Chong have been elected or re-elected as non-executive Directors of the Tenth Session of the Board of Directors of the Company;

(3)
Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi and Mr. Xia Qing have been elected or re-elected as the independent non-executive Directors of the Tenth Session of the Board of Directors of the Company; and

(4)	Mr. Li Shuqing, Mr. Mu Xuan, Mr. Ye Cai and Mr. Gu Jianguo have been elected or re-elected as supervisors of the Tenth Session of the Supervisory Committee of the Company.

Pursuant to the First Meeting of the Tenth Session of the Board of Directors of the Company convened on 16 June 2020, the following resolutions were passed unanimously at the meeting:

1.	Proposal regarding the election of the Chairman of the Tenth Session of the Board of Directors of the Company

That Mr. Zhao Keyu has been elected as the Chairman of the Tenth Session of the Board of Directors of the Company.

2.
Proposal regarding the election of the chairman and members of each of the Strategy Committee, Audit Committee, Nomination Committee, and Remuneration and Appraisal Committee of the Tenth Session of the Board of Directors of the Company

The composition of each specialized committees is as follows:

Strategy Committee

Chairman:	Zhao Keyu

Members:	Zhao Ping, Huang Jian, Wang Kui, Lu Fei, Liu Jizhen and Xu Haifeng

Audit Committee

Chairman:	Zhang Xianzhi

Members:	Xu Mengzhou, Liu Jizhen, Xu Haifeng and Xia Qing

Nomination Committee

Chairman:	Liu Jizhen

Members:	Zhao Keyu, Mi Dabin, Lin Chong, Xu Mengzhou, Zhang Xianzhi and Xia Qing

Remuneration and Appraisal Committee

Chairman:	Xu Mengzhou

Members:	Zhao Ping, Cheng Heng, Guo Hongbo, Liu Jizhen, Zhang Xianzhi and Xu Haifeng

3.	Proposal regarding the confirmation of the financial expertise in the Audit Committee

It was resolved that Mr. Zhang Xianzhi is the financial expertise in the Audit Committee.

In addition, according to the First Meeting of the Tenth Session of the Supervisory Committee of the Company held on 16 June 2020, the resolution regarding the election of the Chairman and Vice Chairman of the Tenth Session of the Supervisory Committee of the Company was unanimously resolved.

That Mr. Li Shuqing was appointed as the Chairman of the Tenth Session of the Supervisory Committee of the Company;

That Mr. Mu Xuan was appointed as the Vice Chairman of the Tenth Session of the Supervisory Committee of the Company.

2019 FINAL DIVIDEND

Closure of Register of Members of H Shares

In order to determine the H Shareholders entitled to receive the final dividend for 2019 (“2019 Final Dividend”), the Company will suspend registration of transfer of H Shares from 4 July 2020 to 8 July 2020 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 3 July 2020. The H Shareholders whose names are recorded in the register of members of the Company on 8 July 2020 are entitled to receive the 2019 Final Dividend.

TAXATION ON RECEIPT OF THE PROPOSED 2019 FINAL DIVIDEND

Non-resident Enterprise Income Tax

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing 2019 Final Dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

Profit Appropriation for Investors of Northbound Trading

For investors of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (including enterprises and individuals) investing in the A Shares of the Company listed on the Shanghai Stock Exchange (the “Northbound Trading”), their dividends will be distributed in RMB by the Company through China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such Shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for such withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The record date and the date of appropriation of cash dividends and other arrangements for the investors of Northbound Trading will be the same as those for the holders of A Shares of the Company.

Profit Appropriation for Investors of Southbound Trading

For investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H Shares of the Company listed on Hong Kong Stock Exchange (the “Southbound Trading”), the Company has entered into the Agreement on Appropriation of Cash Dividends of H Shares for Southbound Trading (港股通H股股票現金紅利派發協議) with China Securities Depository and Clearing Corporation Limited, pursuant to which, China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H Shares of Southbound Trading through its depositary and clearing system. The cash dividends for the investors of H Shares of Southbound Trading will be paid in RMB.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81), for dividends received by domestic investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the companies of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The companies of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The record date and the date of appropriation of cash dividends and other arrangements for the investors of Southbound Trading will be the same as those for the holders of H Shares of the Company.

General Information

Should the H-share holders of the Company have any doubt in relation to the aforesaid arrangements, they are recommended to consult their tax advisors for relevant tax impact in Mainland China, Hong Kong and other countries (regions) on holding and disposal of the A Shares and/or H shares of the Company.

Investors should note that the Company has no obligations and will not be responsible for confirming the identities of any shareholders. The Company will withhold the relevant income tax according to the relevant regulatory requirements of tax authorities, based on the information contained in the register of members on the record date.

The 2019 Final Dividend at RMB0.135 (tax inclusive) for each ordinary share of the Company after deduction of the relevant income tax and in Hong Kong dollars is expected to be sent to holders of H Shares whose names appeared on the H Share register of members of the Company on the record date of 8 July 2020 by ordinary post at their own risk or, if applicable, by direct transfer to relevant holders of H shares at their designated bank account, on or before 31 August 2020. The exchange rate for dividend paid in Hong Kong dollars was HKD1 to RMB0.89578.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
17 June 2020

Document 2

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of Directors (“Board”) of Huaneng Power International, Inc., are set out below:

Executive Director

Zhao Keyu (Chairman)
Zhao Ping

Non-executive Directors

Huang Jian
Wang Kui
Lu Fei
Teng Yu
Mi Dabin
Cheng Heng
Guo Hongbo
Lin Chong

Independent Non-executive Directors

Xu Mengzhou
Liu Jizhen
Xu Haifeng
Zhang Xianzhi
Xia Qing

There are four Board specialized committees. The table below provides membership information of these committees on which each Board member serves:

Board Committees Director	Strategy Committee	Audit Committee	Nomination Committee	Remuneration and Appraisal Committee
Zhao Keyu	Chairman		Member
Zhao Ping	Member			Member
Huang Jian	Member
Wang Kui	Member
Lu Fei	Member
Teng Yu
Mi Dabin			Member
Cheng Heng				Member
Guo Hongbo				Member
Lin Chong			Member
Xu Mengzhou		Member	Member	Chairman
Liu Jizhen	Member	Member	Chairman	Member
Xu Haifeng	Member	Member		Member
Zhang Xianzhi		Chairman	Member	Member
Xia Qing		Member	Member

Beijing, the PRC
17 June 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan

Title: Company Secretary

Date:  June 17, 2020